SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:	☒	Form 40-F:	☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:	☐	No:	☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:	☐	No:	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:	☐	No:	☒

VIVO PARTICIPAÇÕES S.A.
Publicly-held company
CVM No. 1771-0
Taxpayer’s number (CNPJ/MF) 02.558.074/0001-73
Registration nr. (NIRE) 35.3.001.587.9-2

NOTICE TO SHAREHOLDERS

We hereby inform that, at the Extraordinary Shareholders Meeting of Vivo Participações S.A (“Company”) held on September 11, 2008, among other things, the Shareholders approved:

I – The reverse split of the shares representing the totality of the capital stock of the Company, in accordance with article 12 of Law No. 6,404/76, with the following characteristics:

(i) The reverse split is in the ratio of 4 (four) shares to 1 (one) share of the same class, so that the capital stock shall be represented by 368,519,356 registered book-entry shares, without par value, of which 134,150,345 are common shares and 234,369,011 are preferred shares.

(ii) The purposes of the reverse split are:

(1)	adjusting the quotation value of the Company’s shares to a more adequate level from a stock market perspective;
(2)	reducing the operational costs and increasing the efficiency of the information to the shareholders;
(3)	improving the efficiency of the share registry systems, controls and information reports of the Company;
(4)	lining up the value per share and American Depositary Receipt (“ADR”) of the Company to the parameters negotiated with the stock markets in Brazil and in New York.

(iii) The Shareholders may, between September 12, 2008 and October 13, 2008, at their own discretion, adjust their equity position, according to the class of shares they own, in multiple lots of 4 (four) shares, by negotiating their shares at the São Paulo Stock Exchange Market (“BOVESPA”) through authorized brokers.

(iv) On and after October 14, 2008, the shares representing the capital stock of the Company will be traded only by their quotation in units;

(v) The sale of shares of the Company by bank agreement will be suspended between October 13, 2008 and October 21, 2008, inclusive.

(vi) The transfer in the over-the-counter market of shares issued by the Company, as well as the blocking of transfers of shares through the OTA (Order for Transfer of Shares) mechanism at the depositary financial institution (Banco ABN Amro – Real S.A.) to the brokers, shall be suspended between October 13 and October 21, 2008, inclusive.

(vii) The sale by banking agreement, as well as the transfer of shares in the over-the-counter market, already grouped, will recommence on October 22, 2008.

(viii) On and after October 27, 2008, the remaining fractions of shares will be grouped in units and sold in auctions to be carried out at BOVESPA until the sale of all remaining fractions.

(ix) The fractions of shares will be subtracted from the equity positions of the Shareholders, prior to the auctions, and the proceeds of such sales will be made available to the respective Shareholders for 5 business days after the sale of the last lot as follows:

(a)	Shareholders may present themselves to the Banco Real agency at their own discretion to receive the amounts due to them;

(b)
Amounts due to Shareholders who owned fractions held in the custody of the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e Custódia - “CBLC”) will be directly credited in CBLC, which shall send such amounts to such Shareholders through the custody agents; and

(c)
Amounts due to Shareholders whose shares in the book-entry register are blocked or for which the register is not updated will be kept by the Company and at the disposal of the respective Shareholder, exclusively for payment upon the presentation before the Banco Real agency of satisfactory documentation providing evidence of blocked shares or Shareholder identification, as the case may be.

(x)The shares to be offered in the auction as per item I – (viii) herein above were not registered under the Securities Act of 1933 (“Securities Act”) and cannot be offered or sold in the United States of America or to any U.S. Person (as defined in Regulation S under the Securities Act), unless such shares are registered in compliance with the Securities Act or there is an exemption to the registration requirements therein.

(xi) Simultaneously with the reverse split in the Brazilian market and in the same ratio, the ADRs shall also be reverse split in the U.S. market (New York Stock Exchange - NYSE). Therefore, on and after October 17, 2008 (effective date in the United States of America), 4 ADRs (prior to the reverse split) will represent 1 ADR (post-reverse split). The proportion of the ADRs to the shares will be kept the same, each 1 (one) share of the Company will represent 1 (one) ADR of the Company.

II – The amendment of article 4 of the Bylaws of the Company to reduce the limit of the authorized capital stock of the Company, in view of the reverse split, from 3,000,000,00 (three billion) shares, to 750,000,000 (seven hundred and fifty million) shares, common or preferred without additional amendment of the Bylaws.

São Paulo, September 11, 2008.

Ernesto Gardelliano
Investor Relations Officer
Vivo Participações S.A.

VIVO – Investor Relations
Tel.: + 55 11 7420.1172
E-mail: ri@vivo.com.br
Information disclosure: www.vivo.com.br/ir

VIVO PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON SEPTEMBER 11, 2008

1.           DATE, TIME AND PLACE OF THE MEETING: Extraordinary General Shareholders’ Meeting held on September 11, 2008, at 11:00 AM, at Av. Roque Petroni Junior, 1464 – ground floor (Auditorium), Morumbi, in the City of São Paulo, State of São Paulo.

2.           CALL NOTICE: The first call notice was published at the newspapers “Diário Oficial do Estado de São Paulo” (“Empresarial” pages 26, 122 and 166, respectively) on August 27, 28 and 29, 2008 and “Gazeta Mercantil” (pages A7, A6 and A17, respectively) on August 27, 28 and 29, 2008.

3.           AGENDA:

I.
To ratify the wording of article 5 of the Bylaws of the Company, as proposed by the Board of Directors (“Board”) during a meeting held on May 26,2008, the date on which the capital increase of the Company was confirmed;

II.
To vote on the Board’s proposal for a reverse split of the 1,474,077,420 registered book-entry shares of the Company, with no par value of which 536,601,378 are common shares and 937,476,042 are preferred shares, in the ratio of 4 (four) shares to 1 (one) share of each respective class, resulting in 368,519,356 registered book-entry shares, without par value, of which 134,150,345 are common shares and 234,369,011 are preferred shares, as provided in article 12 of Law No. 6,404/76, with the consequent amendment of article 5 of the Bylaws of the Company;

III.
To vote, as a consequence of the proposal of the reverse split of shares, on the proposal for amendment of article 4 of the Bylaws of the Company, to reduce the limit of the authorized capital stock of the Company, which is currently 3,000,000,00 (three billion) shares, to 750,000,000 (seven hundred and fifty million) shares;

IV.	To ratify the appointment of Mr. Luís Miguel da Fonseca Pacheco de Melo as a member of the Board, as decided by the Board on August 26, 2008.

4.           ATTENDANCE: Shareholders representing 61.61% of the capital stock, being 89.58% holders of common shares and 45.60% holders of preferred shares, as indicated by the signatures in the "Corporate Book of Shareholders’ Attendance at General Meetings”.

5.           BOARD OF THE MEETING: Bruno Angelo Indio e Bartijotto – Chairman and José Teotonio da Silva - Secretary.

6.           RESOLUTIONS: Beginning the meeting, the Chairman clarified that the minutes of the shareholders’ meeting would be recorded as a summary of the events occurred including only a record of the resolutions, as allowed by article 130, first paragraph, of Law No. 6,404/76. The Chairman also informed that the documents or proposals, voting or

VIVO PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON SEPTEMBER 11, 2008

dissenting statements should be presented in writing to the Board that for such purposes would be represented by the Secretary of the meeting.

I.
Item “I” of the Agenda was approved by the unanimous vote of the shareholders attending the meeting, ratifying the wording of article 5 of the Bylaws, as proposed by the Board in a meeting held on May 26, 2008, the date on which the capital increase of the Company was confirmed as a result of the capitalization of part of the goodwill reserve corresponding to the tax benefit resulting from past corporate restructurings involving the Company as allowed by Instruction No. 319. As a result of the approval, article 5 of the Bylaws shall read as follows:

“Art. 5º – The capital stock of the Company subscribed and totally paid in is R$6,710,526,649.56 (six billion, seven hundred and ten million, five hundred and twenty six thousand, six hundred and forty nine reais and fifty six cents), divided into 368,519,356 shares, being 134,150,345 common shares and 234,369,011 preferred shares, all registered book-entry shares, without par value.”

II.
Item “II” of the Agenda was approved, by the unanimous vote of the shareholders attending the meeting, in accordance with the proposal of the Board of Directors to reverse split shares, with the following purposes: (i) adjusting the quotation value of the Company’s shares to a more adequate level from a stock market perspective; (ii)  reducing  the operational costs and increasing the efficiency of information to the shareholders; (iii) improving the efficiency of the share registry systems, controls and information reports of the Company; (iv) lining up the value per share and American Depositary Receipt (“ADR”) of the Company to the parameters negotiated in the stock markets in Brazil and in New York. As  a consequence, the shareholders approved:

(a)
The reverse split of 1,474,077,420 registered book-entry shares, without par value, of the Company, of which 536,601,378 are common shares and 937,476,042 are preferred shares, in the ratio of 4 (four) shares to 1 (one) share of each respective class, resulting in 368,519,356 registered book-entry shares, without par value, of which 134,150,345 are common shares and 234,369,011 are preferred shares, in accordance with article 12 of Law No. 6,404/76.

(b)
Simultaneously with the reverse split in Brazil (in the São Paulo Stock Exchange – BOVESPA), and in the same ratio, there shall also be a reverse split of the ADRs trading on the New York Stock Exchange (“NYSE”) in the ratio of 4 ADRs to 1 ADR so that the ADRs will continue to be traded in the U.S. market at the rate of 1 share to 1 ADR on and after October 17, 2008, the date that the reverse split will be effective in the United States;

VIVO PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON SEPTEMBER 11, 2008

(c)
That the Shareholders may adjust their equity position between September 12, 2008 and October 13, 2008 according to the class of shares they own, in multiple lots of 4 (four) shares, by negotiating their shares at the São Paulo Stock Exchange Market (“BOVESPA”) through authorized brokers;

(d)	That on and after October 14, 2008, the shares representing the capital stock of the Company will be traded only by their quotation in units;

(e)	That on and after October 27, 2008, remaining fractions of shares will be grouped in units and sold in the auctions to be carried out at BOVESPA until the sale of all remaining fractions;

(f)	The publishing, in the newspaper “Gazeta Mercantil” on September 12, 2008, of the Notice to Shareholders for the disclosure of all characteristics of the reverse split herein approved;

(g)
The authorization for the Board of Officers to take all the necessary measures necessary for the completion of the approved reverse split in the stock exchanges where the Company’s securities are traded; and

(h)	The amendment of article 5 of the Bylaws as follows:

“Article 5º – The capital stock of the Company subscribed and totally paid in is of R$6,710,526,649.56 (six billion, seven hundred and ten million, five hundred and twenty six thousand, six hundred and forty nine reais and fifty six cents), divided into 368,519,356 shares, being 134,150,345 common shares and 234,369,011 preferred shares, all registered book-entry shares, without par value.”

III.
Item “III” of the Agenda was approved, by the unanimous vote of the shareholders attending the meeting, in view of the approval of the proposal of the reverse split, to amend the wording of article 4 of the Bylaws of the Company to adjust the authorized capital stock limit, as follows:

“Article. 4º – The capital stock of the Company may be increased up to 750,000,000 (seven hundred and fifty million) shares, common or preferred, without the need to amend the Bylaws, and the Board of Directors will be the competent body to pass a resolution regarding any increase and the consequent issuance of new shares within the referred limit.”

VIVO PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON SEPTEMBER 11, 2008

V.
Item “IV” of the Agenda was ratified by a unanimous vote of the shareholders attending the meeting, confirming the appointment approved in the meeting of the Board held on August 26, 2008 of Mr. Luís Miguel da Fonseca Pacheco de Melo, Portuguese Citizen, married, manager, bearer of Portuguese passport No. H238058, with expiration date of March 04, 2015, enrolled with the Taxpayers List (CPF/MF) under no. 233.308.258-55, resident and domiciled in the City of Lisbon, Portugal, with offices at Avenida Fontes Pereira de Melo, No. 40, CEP 1069-300, to complete the commission term of the replaced member of the Board. The member elected represented that he has not committed any of the crimes set forth in the applicable law that could impede him from performing commercial activities or managing companies. Accordingly he has executed the declaration required by Instruction CVM No. 367/2002. Shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI refrained from voting on this item.

7.           ADJOURNMENT OF THE MEETING: As no items of the agenda were left to be discussed, the minutes of the meeting were read and approved by the shareholders. As per Paragraph 2, article 130 of Law 6,404/76, the publishing of these minutes will be done without the signatures of the shareholders.

8.           SIGNATURES: Bruno Angelo Indio e Bartijotto – Chairman, José Teotonio da Silva – Secretary. Shareholders Brasilcel, N.V., Sudestecel Participações Ltda., TBS Celular Participações Ltda., Tagilo Participações Ltda., Avista Participações Ltda., Portelcom Participações S.A., all represented by their attorney-in-fact Breno Rodrigo Pacheco de Oliveira; and Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI represented by its attorney-in-fact Claudia Pessoa Lorenzi; Vanguard Emerging Markets Stock Index Fund, The Master Trust Bank of Japan, LTD.RE:MTBC400035147, Panagora Group Trust, Fidelity Investment Trust: Latin America Fund, Schwab Fundamental Emerging Markets Index Fund, First Energy Nuclear Generation Cor, Fidelity Latin America Fund, County Employees Annuity and Benefit Fund of Cook County, State Street Emerging Markets, Brazil Msci Emerging Markets Index Common Trust Fund, Fidelity Advisor Series VIII: Latin America Fund, John Hancock Trust International Equity Index Trust B, IBM Savings Plan, State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans, John Hancock Trust International Equity Index Trust A, John Hancock Funds II International Equity Index Fund, Laudus Rosenberg International Discovery Fund, SPDR S&P Emerging Latin America ETF, SPDR S&P Emerging Markets ETF, Geut Emerging Equity Passive 1, Imperial Emerging Economies Pool, CIBC Emerging Markets Index Fund, The Texas Education Agency, Teacher Retirement System of Texas, Wells Fargo Master Trust Diversified Stock Portfolio, College Retirement Equities Fund, State of California Public Employees Retirement System, Eaton Vance Tax-Managed Emerging Markets Fund, Wilmington Multi-Manger International Fund, Eaton Vance Structured Emerging Markets

VIVO PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON SEPTEMBER 11, 2008

Fund, Eaton Vance Collective Investment Trust for Employee Benefit Plans Emerging Markets Equity Fund,  managed by Citibank N.A., represented by their attorney-in-fact Daniel Alves Ferreira.

We hereby certify that this is a true copy of the original Minutes of the Extraordinary Shareholders Meeting of VIVO PARTICIPAÇÕES S.A, held on September 11, 2008 and recorded in the appropriate corporate book.

Bruno Angelo Indio e Bartijotto
Chairman – OAB/SP nº 238.766

José Teotonio da Silva
Secretary – OAB/RJ nº 93.101

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.